UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED

(Exact name of registrant as specified in its charter)

Victoria Place, 5th Floor

Victoria Street

Hamilton HM 10, Bermuda

(441) 294-8033

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, $0.01 par value per share

(Title of each class of securities covered by this Form)

8.50% Series A Cumulative Redeemable Perpetual Preference Shares; 8.00% Series B Cumulative Redeemable Perpetual Preference Shares; 7.375% Series C Cumulative Redeemable Perpetual Preference Shares; 6.875% Series D Cumulative Redeemable Perpetual Preference Shares; and 5.75% Series E Cumulative Redeemable Perpetual Preference Shares

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1)

Effective as of September 28, 2023, pursuant to and in accordance with the Agreement and Plan of Merger, dated as of April 11, 2023, by and among Triton International Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (“Triton”), Brookfield Infrastructure Corporation, a corporation formed under the Laws of British Columbia, Thanos Holdings Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (“Parent”), and Thanos MergerSub Limited, an exempted company limited by shares incorporated under the Laws of Bermuda and a subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into Triton, with Triton as the surviving company and a subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Triton International Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 10, 2023	By:	/s/ Carla L. Heiss
	Name:	Carla L. Heiss
	Title:	Senior Vice President, General Counsel and Secretary